12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
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March 6, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
VIA EDGAR	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
Daniel Crawford	Los Angeles	Washington, D.C.
Office of Life Sciences	Madrid

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Boundless Bio, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 23, 2024

CIK No. 0001782303

Dear Mr. Crawford:

We are in receipt of the Staff’s letter dated January 29, 2024 with respect to the above-referenced confidential draft Amendment No. 2 to Draft Registration Statement on Form S-1. We are responding to the Staff’s comments on behalf of Boundless Bio, Inc. (“Boundless” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating the Company’s disclosures in the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Pipeline and Platform, page 3

1.	Please revise your pipeline table here and elsewhere in the registration statement so that it contains no more than two preclinical columns that show a progress bar.

Boundless’ Response: The Company has revised the pipeline table on pages 3, 102 and 121 of the Registration Statement in response to the Staff’s comment.

March 6, 2024

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Zachary Hornby, Boundless Bio, Inc.

Jami Rubin, Boundless Bio, Inc.

Jessica Oien, Boundless Bio, Inc.

Cheston J. Larson, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP